Exhibit 23
W. R. Berkley Corporation Profit Sharing Plan
Consent of Independent Registered Public Accounting Firm
Board of Directors
W. R. Berkley Corporation:
We consent to the incorporation by reference in Registration Statement No. 33-88640 on Form S-8 of
W. R. Berkley Corporation of our report dated June 25, 2008, with respect to the statements of net assets available for plan benefits of the W. R. Berkley Corporation Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007 and the related supplemental Schedule H, line 4i, schedule of assets (held at end of year) at December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Plan.

/s/ KPMG LLP

New York, New York
June 25, 2008